Exhibit 99.1

Tiziana Life Science plc

PDMR Dealing

New York/London, 4 February 2020 – Tiziana Life Sciences plc (Nasdaq: TLSA / AIM: TILS), a biotechnology company focusing on the discovery and development of innovative therapeutics for inflammation and oncology indications, announces that on the 3 February 2020 it was informed that on that date, Panetta Partners Limited, an entity closely associated with Gabriele Cerrone, Executive Chairman, bought 5,000 ADSs (each representing 5 Ordinary Shares) at a price of $2.37 per ADS, as set out below.

The information set out below is provided in accordance with the requirements of Regulation 19(3) of the EU Market Abuse Regulation No 596/2014:

1.	Details of PDMR / person closely associated
a)	Name	Gabriele Cerrone/Panetta Partners Limited

2.	Reason for the notification: On market acquisition
a)	Position / status	Executive Chairman
b)	Initial notification /amendment	Initial notification

3.	Details of the issuer
a)	Name	Tiziana Life Sciences plc
b)	LEI	213800CED47HI8PIOB36

4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument	ADS representing 5 Ordinary Shares
b)	Identification code of the Financial Instrument	US88875G1013
c)	Nature of the transaction	On market acquisition of ordinary shares
d)	Price(s) and volume(s)	Price: $2.37 pence; Volume: 5,000
e)	Aggregated information - Aggregated volume - Price	5,000 $11,850
f)	Date of the transaction	3 February 2020
g)	Place of the transaction	NASDAQ

As a result of this transaction Mr Cerrone’s interests in the underlying ordinary shares of the Company increases from 64,346,925 (47.087%) to 64,351,925 (47.156%). Mr Cerrone’s interests in the ordinary shares of the Company are based on a holding of 63,680,404 ordinary shares held by Planwise Limited and voting rights in respect of 671,521 ordinary shares held by Panetta Partners Limited (as shares and via ADSs). Mr Cerrone is considered beneficially interested in the holdings of Panetta Partners Limited and Planwise Limited.

For more information go to http://www.tizianalifesciences.com

Contacts:

Tiziana Life Sciences plc Gabriele Cerrone, Chairman and founder	+44 (0)20 7495 2379

Cairn Financial Advisers LLP (Nominated adviser) Liam Murray / Jo Turner	+44 (0)20 7213 0883

Shore Capital (Broker) Antonio Bossi / Fiona Conroy	+44 (0)20 7408 4050